SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of December 2003 and January 2004.

Carlton Communications Plc. (Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS OF REPORT

Document

1.	Director’s Dealings dated 15 December 2003
2.	Result of Shareholder Meetings dated 13 January 2004
3.	Statement re: change of directors dated 13 January 2004
4.	Result of shareholder meetings dated 13 January 2004
5.	Directors Shareholding dated 22 January 2004
6.	High Court Sanctions Merger dated 30 January 2004
7.	ESOP Shareholding dated 30 January 2004

Carlton Communications Plc - Directors’ Dealings

Carlton Communications Plc has today been notified that the Carlton Employee Share Ownership Trust (Carlton ESOP) has today transferred 34,481 Carlton ordinary shares for nominal consideration pursuant to the exercise of vested options by non-director participants in Carlton’s Deferred Annual Bonus Share (DABS) plan and Long-Term Incentive Share (LTIS) plan.

Accordingly, the Carlton ESOP has ceased to be interested in 34,481 Carlton ordinary shares and is now interested in 1,609,192 Carlton ordinary shares.

The transfer has been made by the Trustee of the Carlton ESOP, Barclays Private Bank & Trust (Isle of Man) Limited.

Each Carlton executive director is a discretionary object of the Carlton ESOP and as such a potential beneficiary thereunder.

15 December 2003

RESULT OF SHAREHOLDER MEETINGS

The Board of Carlton Communications Plc announces that, based on proxies received prior to the Carlton Ordinary Shareholder Court Meeting held earlier today, the resolution approving the merger with Granada plc was passed by an overwhelming majority.

At the Carlton Preference Shareholder Court Meeting also held earlier today, a resolution was proposed to approve the cancellation of Carlton’s 6.5p Convertible Preference Shares in consideration of the payment in cash by ITV plc of 102 pence per share (plus accrued dividend). The merger is not conditional on the passing of this resolution. The resolution required approval by a simple majority in number representing three-fourths in value of those Carlton Preference Shareholders present and voting in person or by proxy, and was not passed. Carlton Preference Shareholders will therefore continue to hold their Carlton Preference Shares following completion of the merger.

Full details of the votes cast on these resolutions and the results of the Carlton Extraordinary General Meeting to be held today will be announced in due course.

The merger remains subject, amongst other things, to approval by Granada plc shareholders at meetings to be held later today and to the sanction of the High Court (expected on 30 January 2004). It is expected that the merger will become effective and trading in shares in ITV plc will commence on 2 February 2004.

13 January 2004

Further Information: 0207 663 6363

Peter Rushton PRESS

Cliff Hide ANALYSTS

DISCLOSURE NOTICE: The information contained in this press release is as of 13 January 2004. Carlton assumes no obligation to update any forward-looking statements contained in this press release as a result of new information for future events or developments.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Carlton is providing the following cautionary statement: This document contains certain statements that are or may be forward-looking with respect to the expected timing and completion of the merger between Carlton and Granada. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, statements made elsewhere in the press release, as well as material changes in tax laws and regulations and the ability of Granada and Carlton to obtain Court sanctioning of the schemes without unforeseen delay.

Statement re change of directors

The Board of Carlton Communications Plc today announces that upon the Merger of Carlton and Granada becoming effective (which is expected on 2 February 2004), non-executive directors, David Green, Leslie Hill and Sir Sydney Lipworth will resign as directors of Carlton and will not join the Board of ITV plc, the newly merged company.

David Green became a non-executive director in 1990. Leslie Hill joined Carlton as a director in 1994 and became a non-executive director in 1996. He was Chairman of the ITV Network until June 2002. Sir Sydney Lipworth QC joined as a non-executive director in 1993.

13 January 2004

Further Information: 0207 663 6363

Peter Rushton PRESS

Result of Shareholder Meetings

The Board of Carlton Communications Plc announces that at the Carlton Ordinary Shareholder Court Meeting and the Carlton Extraordinary General Meeting held earlier today, both of the resolutions approving the merger with Granada plc were duly passed.

All of the resolutions proposed at the EGM to approve the ITV plc employee share plans were also duly passed.

The results of the poll on the resolution to approve the Carlton Ordinary Shareholder Scheme held at the Carlton Ordinary Shareholder Court Meeting were 402,315,704 shares for the resolution (representing 99.99% of shares voted) and 29,986 shares against the resolution (representing 0.01% of shares voted). The votes for the resolution were cast by 1,823 shareholders representing 98.27% in number of those voting.

At the Carlton Preference Shareholder Court Meeting also held earlier today, a resolution was proposed to approve the cancellation of Carlton’s 6.5p Convertible Preference Shares in consideration of the payment in cash by ITV plc of 102 pence per share (plus accrued dividend). The merger is not conditional on the passing of this resolution. The resolution required approval by a simple majority in number representing three-fourths in value of those Carlton Preference Shareholders present and voting in person or by proxy, and was not passed. The results of the poll on the resolution were 37,767,160 shares for the resolution (representing 56.04% of shares voted) and 29,622,383 shares against the resolution (representing 43.96% of shares voted). The votes for the resolution were cast by 406 shareholders representing 78.23% in number of those voting. Carlton Preference Shareholders will therefore continue to hold their Carlton Preference Shares following completion of the merger.

The merger remains subject, amongst other things, to approval by Granada plc shareholders at meetings to be held later today and to the sanction of the High Court (expected on 30 January 2004). It is expected that the merger will become effective and trading in shares in ITV plc will commence on 2 February 2004.

13 January 2004

Further Information: 0207 663 6363

Peter Rushton PRESS

Cliff Hide ANALYSTS

DISCLOSURE NOTICE: The information contained in this press release is as of 13 January 2004. Carlton assumes no obligation to update any forward-looking statements contained in this press release as a result of new information for future events or developments.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Carlton is providing the following cautionary statement: This document contains certain statements that are or may be forward-looking with respect to the expected timing and completion of the merger between Carlton and Granada. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, statements made elsewhere in the press release, as well as material changes in tax laws and regulations and the ability of Granada and Carlton to obtain Court sanctioning of the schemes without unforeseen delay.

CARLTON COMMUNICATIONS PLC

Carlton Communications Plc operates a Dividend Reinvestment Plan (“DRIP”) whereby holders of ordinary shares may direct their cash dividends automatically to be applied for the purchase of additional ordinary shares in the market.

Sir Sydney Lipworth has elected to participate in the DRIP. Pursuant thereto, on 21 January 2004 the Company was notified that 262 shares were purchased on his behalf on 20 January 2004 at a price of 276 pence.

He is now interested in 36,908 ordinary shares.

22 January 2004

Carlton Communications Plc/Granada plc

High Court Sanctions Merger

Carlton and Granada announce that at a hearing held today the High Court of Justice in England and Wales sanctioned the Carlton ordinary shareholder scheme of arrangement and the Granada scheme of arrangement by which the merger of Carlton and Granada to form ITV plc will be effected.

Dealings in ordinary and convertible shares in ITV plc on the London Stock Exchange will commence on 2 February 2004. Dealings in the ordinary shares of Carlton and Granada on the London Stock Exchange will cease at the close of business today (London time) and dealings in Carlton ADSs on NASDAQ will cease at the close of business today (New York time). Dealings in the 6.5p (net) cumulative convertible redeemable preference shares of Carlton on the London Stock Exchange will continue.

30 January 2004

Carlton Employee Share Ownership Plan

On 29 January 2004 Barclays Private Bank & Trust (Isle of Man) Limited, the Trustee of the Carlton Employee Share Ownership Plan (Carlton ESOP) subscribed for 2,412,677 Carlton ordinary shares at a subscription price of 269 pence per share. Carlton ordinary shares held by the Trustee of the Carlton ESOP are used to satisfy the exercise of options and awards under Carlton’s share schemes.

As a result, the Carlton ESOP’s interest increased to 4,021,860 Carlton ordinary shares.

Each Carlton executive director is a discretionary object of the Carlton ESOP and, as such, a potential beneficiary.

30 January 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 30 January, 2003	/s/ David Abdoo
Name: David Abdoo Title: Company Secretary